                                                                    EXHIBIT 7.2
                                  [LETTERHEAD]

September 15, 1997

Securities and Exchange Commission
Office of the Chief Accountant
450 Fifth Street, NW
Washington, DC 20549



Gentlemen:

We have read the statements made by Aviation Distributors, Inc., (the Company) included in Item 4 of Form 8-K filed with the Commission on September 8, 1997. For ease of reference, we attach a copy of the Form 8-K with the paragraphs numbered to facilitate cross-referencing. We agree with the statements concerning our Firm in such Form 8-K, except as follows:

1. We believe that paragraphs 3, 4 and 11 are outside the scope of Form 8-K and we exclude them from the scope of our comments.

2. In paragraphs 8, 9, 13 and 16, the phrase "limited review procedures" or "limited procedural review" is used. As clarification, our Firm performed certain inquiry and analytical procedures in connection with the first and second quarters of 1997 and did not perform reviews of the Company's interim financial information in accordance with SAS No. 71.

3. With respect to paragraph 8, our Firm's position, based on the limited information obtained through the inquiry and analytical procedures performed at the time, was that, assuming the original transaction was a bona fide sale for which the company expected to receive cash and that the "value" of the subsequently received inventory was the same as the relevant outstanding receivable, the gross profit on the original sale should be reversed as of the date the exchange took place, not that the original sale and gross profit should never have been recorded.

4. With respect to paragraph 9, we not that the adjustments raised by our Firm were brought to the attention of management and they disagreed with each of them. The Company took the position that any such items could be offset by reversing some portion of the bonus accrual and it initially reversed $50,000 of that accrual. We indicated to management that we had still not received supporting documentation for some of the items we had raised and that we were concerned regarding the accuracy of the quarterly numbers. Management proceeded to publicly release earnings for the quarter. This led us to inform the Company that we would not consent to the use of our latest auditor's report in any filings in connection with a proposed secondary offering scheduled for early August

                                  [LETTERHEAD]

Securities and Exchange Commission
Page 2
September 15, 1997


     unless we could resolve our concerns in such areas as accounts receivable, inventory exchanges and revenue (sales) cutoff issues. After its public announcement but prior to filing its Form 10-Q the Company reversed the remaining balance of the bonus accrual and made certain other adjustments. The Company's net income was not changed from the amount stated in its earlier press release. [See also Paragraph 7.]

5. With respect to the next to last sentence of paragraph 13, we note that, as indicated in paragraph 4 above, our Firm had previously informed the Company that we would not consent to the inclusion of our reports in any filing in connection with a proposed secondary offering until we could resolve our concerns in such areas as accounts receivable, inventory exchanges and revenue (sales) cutoff issues.

6. With respect to the last sentence of Paragraph 16, the recommendation made by our Firm relating to the Chief Executive Officer at that time was that it would be preferable if he were not physically present at the Company during the investigation.

7. With respect to paragraph 17, we note that shortly after the Company engaged the independent consultant, we recommended to him that the Company not file the Form 10-Q until it had better information about how the June 30, 1997 financial statements might be impacted by the ongoing investigation. We were informed by the consultant that the Company had consulted with legal counsel and that the Company would file the Form 10-Q on timer. [See also paragraph 4 above.]

Very truly yours,

/s/ ARTHUR ANDERSEN LLP

ARTHUR ANDERSEN LLP

Copy to:
Bruce H. Haglund, Chairman of the Audit Committee, Aviation Distributors, Inc.

                          SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.  20549


                                       FORM 8-K

                                    CURRENT REPORT


        PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


          Date of Report (Date of earliest event reported):  August 29, 1997


                             AVIATION DISTRIBUTORS, INC.
                (Exact name of registrant as specified in its charter)



    DELAWARE                           0-29028                33-0715685
(State or other jurisdiction of  (Commission File Number)  (I.R.S. Employer
incorporation or organization)                             Identification No.)


         ONE WRIGLEY DRIVE
         IRVINE, CALIFORNIA                                  92618
(Address of Principal Executive Office)                         (Zip Code)


          REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE (714) 586-7558

                               ------------------------


ITEM 4.  CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT.


1) WITHDRAWAL OF REPORTS; RESIGNATION OF AUDITOR. On Friday, August 29, 1997, Arthur Andersen LLP (the "Former Auditor") requested a meeting with the Chairman of the Audit Committee of Aviation Distributors, Inc. (the "Company") and Kenneth A. Lipinski, an independent consultant to the Audit Committee, at which the Former Auditor disclosed its decision to withdraw its previously issued reports on the Company's financial statements dated December 31, 1994, 1995, and 1996 and June 30, 1996 (collectively, the "Withdrawn Reports"). Afterwards, the Former Auditor expressed the need to meet internally to discuss the possibility of resigning as the Company's independent auditors. Later that afternoon, the Former Auditor delivered its letter of resignation to the Chairman of the Audit Committee. A copy of the Letter is filed as an exhibit (see Exhibit 7.1 to Item 7 below) to this Current Report on Form 8-K and incorporated herein in its entirety by this reference (the "Letter").

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2)     In the Letter, the Former Auditor advised the Company that the Former
    Auditor believes that the Company (i) prepared false sales invoices and provided them to the Company's former bank to obtain financing; (ii) that the Company prepared false documents and provided them to the Former Auditor to support the collectibility of accounts receivable balances; and
    (iii) that the Company prepared false documents which resulted in inappropriate recording of sales at December 31, 1996 on orders that had not been shipped as of that date. The Former Auditor also advised the Company that it believes that the foregoing matters have had a material impact on the Company's December 31, 1996 financial statements and that they occurred with the knowledge and involvement of management of the Company. Based on its beliefs, the Former Auditor was unwilling to continue to rely on management's representations in connection with its audits of the Company's financial statements and unwilling to serve as the Company's independent public accountant.

3) The Company understands that one of the allegations of the Former Auditor relates to certain transactions with the Company's former bank. The former bank was paid in full in June 1997. See Item 5, Other Events, for additional information relating to the status of the Company's relationship with BNY Financial Corporation, its current bank.

4)     With respect to the allegations

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    in the Letter, the Company is in the process of engaging a replacement auditor to evaluate the Former Auditor's concerns and commence an audit of the Company's financial statements at December 31, 1995 and 1996 and at September 30, 1997.

5) None of the Withdrawn Reports contained an adverse opinion or disclaimer of opinion, nor were the Withdrawn Reports qualified or modified as to uncertainty, audit scope, or accounting principles.

6) OTHER DISAGREEMENTS. In May 1996, the Former Auditor informed the Company of significant deficiencies in the design and operation of its internal controls that it had observed in connection with its audit of the Company's December 31, 1995 financial statements. The Company addressed these deficiencies by hiring a new Chief Financial Officer and a new Chief Accounting Officer in June 1996, as well as implementing changes in its internal controls.

7) In connection with the December 31, 1996 audit, the Former Auditor proposed an adjustment to the bad debt reserve for $100,000. The matter was discussed with management and an adjustment was made which satisfied the Former Auditor, who then issued an unqualified report for that period.

8) In connection with limited review procedures performed on the quarter ended March 31, 1997, the Former Auditor became aware of the fact that certain receivables were collected by accepting inventory from some customers. These inventory exchanges are non-monetary transactions which the Former Auditor believed should not have resulted in the recognition of revenue

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    and profit on the related orginal sales.  Management of the Company believed that its recognition policy was in accordance with industry standards. The Former Auditor proposed an adjustment to reverse the original profit relating to these exchanges. No amount was recorded in the first quarter as management believed that it had excess reserves in inventory and had overaccrued on certain liabilities, which would negate any impact on the quarterly results.

9) In connection with limited review procedures performed on the quarter ended June 30, 1997, the Former Auditor raised issues with respect to (i) a sale for $240,000 recorded in June 1997 which may not have been shipped until July 3, 1997, (ii) the level of bad debt and credit memo reserves, which on the basis of limited testing by the Former Auditor, was believed by it to be in the range of $125,000 to $250,000 low, and (iii) additional inventory exchanges recorded in the second quarter. In response to discussions with the Former Auditor concerning these items, the Company adopted the recommendation to increase the reserves for bad debts and credit memos to $346,000 and reversed several excess accrued liabilities and part of its inventory reserves. The Company also made the adjustment necessary to reverse the $240,000 sale transaction in question. The Former Auditor continues to express concern that further adjustments may be required upon completion of the review of the matters addressed in the Letter.

10) Subsequent to the issuance of the press release by the Company of its second quarter 1997 results and prior to the Company's filing of its second quarter 1997 Form 10-Q, which did include known adjustments recommended by the Former Auditor, the Former Auditor requested and the Company agreed to delay the filing of a registration statement for a secondary offering until certain allegations brought to the attention of the Former Auditor were completely reviewed and evaluated as to the potential impact on the Company's previously released financial reports.

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11)    The Company expressed a concern to the Former Auditor regarding numerous changes of experienced personnel, including the audit partners, and as to whether these changes were the cause of increasing audit costs.

12) The Company will authorize the Former Auditor to respond fully to the inquiries of a successor auditor, when selected, concerning the subject matter of each of the foregoing disagreements.

13) COMMUNICATIONS BETWEEN THE FORMER AUDITOR AND THE AUDIT COMMITTEE. On July 24, 1997, the Former Auditor notified an outside director that it had become aware of information from an informant(s) regarding the Company's practices, including allegations of falsification of documents given to the Former Auditor and allegations of improper financial reporting and, based upon a limited procedural review, the Former Auditor reiterated its concern about the filing for a secondary offering. The Company had previously agreed to delay the secondary offering based upon the Former Auditor's disclosure to management that the Former Auditor needed more time to perform additional tests of the Company's internal controls and reporting procedures. The Former Auditor requested a meeting with all of the outside Directors.

14) On July 25, 1997, two of the outside Directors, the Company's securities counsel, and representatives of the Former Auditor participated in a conference call wherein the Former Auditor informed the Directors that the allegations included (i) the existence of previously undisclosed related party transactions, (ii) falsified documents, such as shipping documents, receiving reports, and purchase orders, (iii) fictitious sales and exchanges of inventory, and (iv) improper recording of sales and receivable agings to misrepresent the characterization of accounts receivable.

15) On July 25, 1997, the Board of Directors of the Company appointed the three non-employee Directors to serve on the Company's Audit Committee. On July 28, 1997, the Audit Committee engaged the Former Auditor to conduct an investigation into the allegations.

16) On August 9, 1997, the Former Auditor participated in a conference call with two of the members of the Audit Committee and special counsel to the Company to update the status of the investigation work. The Former Auditor reported that they believed that some of the allegations had proven correct, most significantly, that false invoices had been created and sent to the Company's former bank in order to obtain financing on the accounts receivable and working capital lines. In addition, the Former Auditor reported that there had been an admission by a Company employee that a falsified document was prepared purporting to document an inventory exchange and that the false document had been provided to the Former Auditor in connection with its limited review procedures in the first quarter of 1997. The Former Auditor also recommended that the Board replace or suspend the Chief Executive Officer, bring in a senior management person to direct the Company's investigation, and discuss requirements for disclosure of the investigation with its legal counsel.

17)    On August 12, 1997, the Audit Committee engaged the services of Kenneth
    A. Lipinski, an independent consultant reporting directly to the Audit Committee, to work with the Former Auditor in connection with the investigation, to monitor the performance of the Company's accounting personnel, and to make recommendations to the Audit Committee with respect to the subject matter of the allegations.

18) On August 29, 1997, the consultant and two members of the Audit Committee met with the Former Auditor to discuss the status of the Former Auditor's investigation. At the meeting, the Former

    Auditor indicated that on August 28, 1997 it internally came to the conclusion that the December 31, 1996 financial statements were materially misstated and the Former Auditor delivered the Letter to the Company.

ITEM 5.  OTHER EVENTS.

    The Company reported the following additional events:

         1. The Company met with BNY on September 3, 1997 to advise BNY of the actions taken by the Former Auditor. BNY agreed that it would waive the violations of loan covenants requiring audited financial statements for a 90-day period to enable the Company to complete an audit of its financial statements. In consideration of the waiver, the Company and BNY agreed to amend their Credit and Security Agreement dated June 25, 1997 to provide for, among other things, the personal guarantee of the Company's Chief Executive Officer. BNY has indicated its intention to continue to monitor the situation. Pursuant to compliance with the terms of the amended Credit and Security Agreement, the Company believes it will be able to maintain the $15.0 million credit facility in place.

         2. On September 8, 1997, the Company announced the election of Kenneth A. Lipinski as Chief Operating Officer. Mr. Lipinski will report directly to the Audit Committee of the Board of Directors and will have managerial control over all accounting and administrative functions of the Company.

         3. On September 8, 1997, the Company announced the formation of an Executive Committee to monitor the day-to-day activities of the Company and to approve transactions out of the ordinary course of business. The members of the Executive Committee will be the Company's Chief Executive Officer, the Company's Chief Operating Officer, and the Chairman of the Company's Audit Committee.

         4. The Company is also evaluating other corporate governance and structural changes which have not been finalized as of the date of the filing of this Report.

ITEM 7.  FINANCIAL STATEMENTS AND EXHIBITS.


        7.1 Letter from Arthur Andersen LLP to the Board of Directors of the Company dated August 29, 1997.

                                      SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                        AVIATION DISTRIBUTORS, INC.



September 8, 1997            By:  /s/OSAMAH S. BAKHIT
                                  ------------------------
                                  Osamah S. Bakhit, President

                                     [LETTERHEAD]


August 29, 1997

The Board of Directors
Aviation Distributors Incorporated
1 Wrigley Drive
Irvine, California 92618



Dear Sirs:

As you are aware, in the course of performing limited inquiry and analytical procedures with respect to the 1997 unaudited interim financial information of Aviation Distributors Incorporated (the Company), we were made aware of certain matters requiring further investigation. Accordingly since July 28, 1997, we have been conducting an investigation into alleged financial reporting irregularities at the Company with respect to the Company's financial statements for its 1996 calendar year and for subsequent unaudited interim periods.

As a result of this investigation we now believe:

1. that the Company prepared false sales invoices and provided them to Far East National Bank in order to obtain financing.

2. that the Company prepared false documents and provided those documents to us to support the collectibility of accounts receivable balances.

3. that the Company prepared false documents which resulted in the inappropriate recording of sales at December 31, 1996 on orders that had not been shipped as of that date.

Our investigation has caused us to believe that the foregoing matters have a material impact on the December 31, 1996 financial statements of the Company. In addition, we believe that the foregoing matters have occurred with the knowledge and involvement of the highest levels of management in the Company. Accordingly, we are unwilling to continue to rely on management's representation in connection with our audits of the Company's financial statements. Further, the limited extent of the investigation that we have performed, the apparent management override of the system of internal controls and the apparent collusion among Company management and personnel that impaired the system of internal controls, results in a risk that there may be other matters which could materially affect the Company's financial statements in addition to those identified in this letter.

This letter is to inform you that, as a consequence of these matters, Arthur Andersen LLP - withdraws its reports dated May 30, 1995, April 17, 1996 and February 12, 1997 on the Company's December 31, 1994, 1995 and 1996 financial statements, respectively, and its report dated August 9, 1996 on the Company's June 30, 1996 financial statements, effective

The Board of Directors
Aviation Distributors Incorporated
Page 2
August 29, 1997



immediately. Reliance should not be placed on our reports referred to above or on any of the related financial statements. The Company should look to its responsibilities to others who may place reliance on its annual and interim financial statements.

This letter will also serve to inform you that Arthur Andersen LLP hereby resigns, effective as of the date of this letter, as the independent public accountant for the Company. Accordingly, you should consult with your counsel as to your obligation to disclose our decision to resign to the SEC through a prompt Form 8-K filing.

By receipt of this letter, we further advise you that we believe that the foregoing circumstances trigger a possible reporting obligation for Arthur Andersen LLP under Section 10(A)(b)(2) of the Securities Exchange Act of 1934 as amended by Title III of the U.S. Private Securities Litigation Reform Act of 1995. Accordingly, we ask that the Board inform us by no later than September 4, 1997 concerning what timely remedial actions which the Board is taking concerning these matters.

Very truly yours,

/s/ Arthur Andersen LLP
ARTHUR ANDERSEN LLP